Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Washington Trust Bancorp, Inc.:

We consent to the use of our reports dated February 25, 2008, with respect to the consolidated balance sheets of Washington Trust Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

October 20, 2008